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     UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.
                                     20549


                                  SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*


                               UNIONBANCORP, INC.
                               ------------------
                                (Name of Issuer)


                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    908908106
                 -----------------------------------------------
                                 (CUSIP Number)

     Patrick J. Bruks, 330 North Wabash Ave., Suite 2200, Chicago, IL 60611
                                 (312) 840-7090
     ----------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 AUGUST 4, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  908908106
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         DENNIS J. MCDONNELL

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) _

         (b) _

    3.   SEC Use Only..........................................................

    4.   Source of Funds (See Instructions): PF (SEE ITEM 3)

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _

    6.   Citizenship or Place of Organization: UNITED STATES

Number of       7.   Sole Voting Power: 0
Shares
Beneficially
Owned by
Each
Reporting
Person With

                8.   Shared Voting Power: [450,688] (SEE ITEMS 2 AND 5)

                9.   Sole Dispositive Power: 0

                10.  Shared Dispositive Power: [450,688] (SEE ITEMS 2 AND 5)

    11. Aggregate Amount Beneficially Owned by Each Reporting Person: [450,688] (SEE ITEMS 2 AND 5)

    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   _

    13.  Percent of Class Represented by Amount in Row (11): [10.24%]
         (SEE ITEM 5)

    14.  Type of Reporting Person (See Instructions): IN (SEE ITEM 2)

CUSIP No. 908908106
--------------------------------------------------------------------------------

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         KATHLEEN A. MCDONNELL

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) _ (b) _

    3.   SEC Use Only..........................................................

    4.   Source of Funds (See Instructions): PF (SEE ITEM 3)

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _

    6.   Citizenship or Place of Organization: UNITED STATES

Number of       7.   Sole Voting Power: 0
Shares
Beneficially
Owned by
Each
Reporting
Person With

                8.   Shared Voting Power: [450,688] (SEE ITEMS 2 AND 5)

                9.   Sole Dispositive Power: 0

                10.  Shared Dispositive Power: [450,688] (SEE ITEMS 2 AND 5)

    11. Aggregate Amount Beneficially Owned by Each Reporting Person: [450,688] (SEE ITEMS 2 AND 5)

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _

    13.  Percent of Class Represented by Amount in Row (11): [10.24%]
         (SEE ITEM 5)

    14.  Type of Reporting Person (See Instructions): IN (SEE ITEM 2)

CUSIP NO.  908908106
-------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         DENNIS J. MCDONNELL TRUST DATED AS OF MAY 9, 1991

         IRS IDENTIFICATION NUMBER:  ###-##-####

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) _

         (b) _

    3.   SEC Use Only..........................................................

    4.   Source of Funds (See Instructions): PF (SEE ITEM 3)

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _

    6.   Citizenship or Place of Organization: ILLINOIS

Number of       7.   Sole Voting Power: 0
Shares
Beneficially
Owned by
Each
Reporting
Person With

                8.   Shared Voting Power: [50,400] (SEE ITEMS 2 AND 5)

                9.   Sole Dispositive Power: 0

                10.  Shared Dispositive Power: [50,400] (SEE ITEMS 2 AND 5)

    11. Aggregate Amount Beneficially Owned by Each Reporting Person: [450,688] (SEE ITEMS 2 AND 5)

    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)   _

    13.  Percent of Class Represented by Amount in Row (11): [10.24%]
         (SEE ITEM 5)

    14.  Type of Reporting Person (See Instructions): OO (SEE ITEM 2)

                              ITEMS TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

This Amendment relates to the common stock, $1.00 par value per share (the "Union Common Stock") of UnionBancorp, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 122 West Madison Street, Ottawa, Illinois 61350.

ITEM 2.  IDENTITY AND BACKGROUND.

The undersigned, Dennis J. McDonnell ("DJM"), Kathleen A. McDonnell ("KAM") and the Dennis J. McDonnell Trust dated as of May 9, 1991 (the "Trust") are, collectively, the "Reporting Persons" and hereby file this Amendment. DJM and KAM are husband and wife and jointly own 355,288 shares of Union Common Stock and such interests have been previously reported by DJM and KAM in a prior
Schedule 13D filing dated October 8, 1996. Between February 10, 2000 and August 2, 2000, the Trust purchased the shares of Union Common Stock which are the subject of this Amendment. DJM, as trustee of the Trust, has voting and dispositive power over the shares of Union Common Stock purchased and currently held by the Trust.

(a) Dennis J. McDonnell, Kathleen A. McDonnell and the Dennis J. McDonnell Trust dated as of May 9, 1991.

(b) The address of DJM, KAM and the Trust is 815 Jackson Avenue, River Forest, Illinois 60305.

(c) DJM and KAM are both retired and are not actively employed. DJM is a director of the Company.

         The principal business of the Trust is the acquisition of securities and investments.

(d) Neither DJM, KAM nor the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

(e) Neither DJM, KAM nor the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) DJM and KAM are both citizens of the United States. The Trust was organized under the laws of the State of Illinois.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration used by the Reporting Persons to purchase the shares of Union Common Stock subject to this Amendment came from the personal funds of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Union Common Stock previously acquired by DJM and KAM are held for investment purposes. The shares of Union Common Stock subject to this Amendment and acquired by the Trust at the direction of DJM were acquired for investment purposes and to facilitate the estate planning needs of DJM.

         Although the Reporting Persons have not formulated any definitive plans, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Amendment, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OR ISSUER.

(a) Between February 10, 2000 and August 2, 2000, DJM caused the Trust to purchase 50,400 shares of Union Common Stock at an average price of $11.63, and which collectively, represent (1.3%) of the issued and outstanding shares of Union Common Stock and which acquisition is the subject of this Amendment. In addition, DJM and KAM jointly own 355,288 of the issued and outstanding shares of Union Common Stock which was reported by them in a prior Schedule 13D filing and which collectively represents 9% of the issued and outstanding shares of Union Common Stock. In aggregate, the Reporting Persons own a total of 405,688 shares of Union Common Stock representing, collectively, 10.24% of the issued and outstanding shares of Union Common Stock.

The number of shares of Union Common Stock beneficially owned by the Reporting Persons and reported in this Amendment does not include 1,381 shares of the Company's Convertible Preferred Stock owned jointly by DJM and KAM.

(b) Because of their joint ownership of 355,288 shares, DJM and KAM may each be deemed to share voting and dispositive power with respect to such 355,288 shares of Union Common Stock. In addition, because he is the sole Trustee of the Trust, DJM and the Trust may each be deemed to share voting and dispositive power with respect to the 50,400 shares of Union Common Stock subject to this Amendment.

(c) The following is a description of transactions effectuated by the Reporting Persons in the past sixty (60) days:

         (a) The Trust on 2/10/00, purchased 1000 shares of Union Common Stock for $12.75 per share; (b) The Trust on 2/10/00, purchased 1000 shares of Union Common Stock for $13.00 per share; (c) The Trust on 2/11/00, purchased 2000 shares of Union Common Stock for $13.00 per share; (d) The Trust on 2/15/00, purchased 1000 shares of Union Common Stock for $11.75 per share; (e) The Trust on 2/15/00, purchased 500 shares of Union Common Stock for $12.00 per share;(f) The Trust on 2/23/00, purchased 1000 shares of Union Common Stock for $12.13 per share; (g) The Trust on 3/14/00, purchased 1600 shares of Union Common Stock for $12.50 per share; (h) The Trust on 3/16/00, purchased 2500 shares of Union Common Stock for $12.50 per share; (i) The

                Trust on 3/17/00, purchased 1400 shares of Union Common Stock for $12.25 per share; (j) The Trust on 4/3/00, purchased 100 shares of Union Common Stock for $12.00 per share; (k)The Trust on 5/9/00, purchased 500 shares of Union Common Stock for $13.38 per share; (l) The Trust on 5/9/00, purchased 700 shares of Union Common Stock for $13.63 per share; (m) The Trust on 5/12/00, purchased 500 shares of Union Common Stock for $12.75 per share; (n) The Trust on 5/17/00, purchased 500 shares of Union Common Stock for $12.63 per share; (o) The Trust on 5/17/00, purchased 1500 shares of Union Common Stock for $12.75 per share; (p) The Trust on 5/23/00, purchased 400 shares of Union Common Stock for $12.50 per share; (q) The Trust on 5/25/00, purchased 800 shares of Union Common Stock for $12.13 per share; (r) The Trust on 5/25/00, purchased 1000 shares of Union Common Stock for $12.25 per share; (s) The Trust on 5/26/00, purchased 3100 shares of Union Common Stock for $12.50 per share; (t) The Trust on 6/1/00, purchased 300 shares of Union Common Stock for $12.00 per share; (u) The Trust on 6/2/00, purchased 5000 shares of Union Common Stock for $12.25 per share; (v) The Trust on 6/8/00, purchased 5000 shares of Union Common Stock for $11.50 per share; (w) The Trust on 6/12/00, purchased 7500 shares of Union Common Stock for $10.50 per share; (x) The Trust on 7/27/00, purchased 2900 shares of Union Common Stock for $10.56 per share; (y) The Trust on 7/27/00, purchased 1000 shares of Union Common Stock for $11.69 per share; (z) The Trust on 7/27/00, purchased 1100 shares of Union Common Stock for $10.38 per share; (aa) The Trust on 7/27/00, purchased 2000 shares of Union Common Stock for $10.50 per share; (bb) The Trust on 8/2/00, purchased 5000 shares of Union Common Stock for $10.50 per share.


         All transactions were effectuated through Morgan Stanley Dean Witter in open market transactions.

(d) DJM as Trustee of the Trust has power to direct the receipt of any dividends of the shares of Union Common Stock held by the Trust.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies except for that certain Standstill Agreement, dated August 6, 1996, between UnionBancorp, Inc. and Dennis J. McDonnell, a copy of which was filed in connection with a prior Schedule 13D and incorporated herein and the Dennis J. McDonnell Trust Agreement dated as of May 9, 1991.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.      Copy of an Agreement between Dennis J. McDonnell, Kathleen A.
                McDonnell and the Dennis J. McDonnell Trust dated as of May 9,
                1991 to file this Amendment on Schedule 13D on behalf of each of them.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: August 4, 2000                     DENNIS J. McDONNELL

      Chicago, Illinois

                                         /s/ Dennis J. McDonnell
                                         An Individual

DATE: August 4, 2000                     Kathleen A. McDonnell

      Chicago, Illinois

                                         /s/ Kathleen A. McDonnell
                                         An Individual

DATE: August 4, 2000                     DENNIS J. McDONNELL TRUST

      Chicago, Illinois                  dated as of May 9, 1991



                                         By: /s/ Dennis J. McDonnell
                                         Title: Trustee

                                         Name: Dennis J. McDonnell